EXHIBIT 11

Radian Group Inc.
Schedule of Net (Loss) Income per Share

	Three Months Ended March 31,
(In thousands, except per-share amounts and market prices)	2012	2011
Net (loss) income	$(169,232)	$103,006
Average diluted stock options outstanding	—	454
Average exercise price per share	$—	$2.48
Average market price per share—diluted basis	$—	$7.5
Average common shares outstanding	132,465	132,427
Increase in shares due to potential exercise of common stock equivalents—diluted basis (1)	—	1,276
Adjusted shares outstanding—diluted	132,465	133,703
Net (loss) income per share—basic	$(1.28)	$0.78
Net (loss) income per share—diluted	$(1.28)	$0.77
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(1)
As a result of our net loss for the three months ended March 31, 2012, 4,538,400 shares of our common stock equivalents issued under our stock-based compensation plans were not included in the calculation of diluted net loss per share as of such date because they were anti-dilutive. For the three months ended March 31, 2011, 2,708,882 shares of our common stock equivalents issued under our stock-based compensation plans were not included in the calculation of diluted net income per share as of such date because they were anti-dilutive.